Exhibit 99.4

VOTING AND SUPPORT AGREEMENT

April 12, 2015

Dear Securityholder:

Re: Merger of Equals between Alamos Gold Inc. and AuRico Gold Inc. pursuant to a plan of arrangement

Alamos Gold Inc. (“Alamos”), and AuRico Gold Inc. (“AuRico”) are entering into an arrangement agreement on the date hereof, as amended from time to time, (the “Arrangement Agreement”) providing for, among other things, the merger of Alamos and AuRico by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (“OBCA”). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the undersigned securityholder (the “Securityholder” and, together with Alamos, the “Parties” and, each individually, a “Party”), the Securityholder agrees as follows:

1.	OWNERSHIP OF SHARES, OPTIONS, PSUs, RSUs AND DSUs

Alamos understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over, (i) the number of common shares (the “Shares”) of AuRico, if any, (ii) the number of options exercisable for common shares of AuRico (the “Options”), if any, (iii) the number of performance share units which may be settled for common shares of AuRico (“PSUs”), if any, (iv) the number of restricted share units which may be settled for common shares of AuRico (“RSUs”), if any, and (v) the number of deferred share units which may be settled for common shares of AuRico (“DSUs”), if any, set forth in the Securityholders’ acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	THE ARRANGEMENT

AuRico and Alamos expect to undertake a transaction on the terms and conditions set out in the Arrangement Agreement (the “Proposed Transaction”) pursuant to which, among other things, Alamos and AuRico shall merge by way of a plan of arrangement under Section 182 of the OBCA.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Proposed Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any AuRico Arrangement Meeting (including any adjournments and postponements thereof), and at the AuRico Arrangement Meeting, vote or cause to be voted all of: (i) the Shares; (ii) any Shares acquired by or issued to the Securityholder on or following the date hereof (including any common shares of AuRico issued upon the exercise, Options,

PSUs, RSUs or DSUs); (iii) the Options, PSUs, RSUs or DSUs; and (iv) any Options, PSUs, RSUs or DSUs acquired by or issued to the Securityholder on or following the date hereof, that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the AuRico Arrangement Meeting (the “Subject Securities”) in favour of the Proposed Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of AuRico any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)	any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of AuRico or similar transaction involving AuRico or the common shares of AuRico other than the Proposed Transaction and any transaction related thereto;

(ii)	the issuance of any securities of AuRico (other than pursuant to the exercise of Options or the settlement of PSUs, RSUs or DSUs) other than the Proposed Transaction and any transaction related thereto;

(iii)	any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Proposed Transaction including, without limitation, any AuRico Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of AuRico in the Arrangement Agreement;

(c)	upon the request or direction of Alamos, execute a proxy in respect of any resolution referred to in Section 3(b), and have all of its Subject Securities counted or not counted (as directed by Alamos) as part of a quorum in connection with any meeting of securityholders of AuRico relating to matters set forth in Section 3(b);

(d)	for greater certainty, in connection with any matter referred to in Section 3(b), consult with Alamos prior to exercising any voting rights attached to its Subject Securities and exercise or procure the exercise of such voting rights as Alamos shall instruct, including the delivery to Alamos, upon its request or direction, of a proxy in respect of any such resolution;

(e)	not, without the prior written consent of Alamos, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Subject Securities or any interest therein (other than as contemplated herein), provided, however, that nothing contained herein shall prohibit the Securityholder from exercising any Options or settling any PSUs, RSUs or DSUs for cash and/or common shares of AuRico, as applicable (it being understood that such Securities will be voted in accordance with Section 3(a));

(f)	not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(g)	not exercise any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Proposed Transaction;

(h)	not, subject to Section 7, except as may be expressly permitted by the Arrangement Agreement or by Alamos in writing, directly or indirectly:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(ii)	enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to AuRico or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of AuRico or any of its subsidiaries or otherwise cooperate in any way with, any AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of AuRico for the purpose of considering any resolution; or

(iv)	solicit or arrange or provide assistance to any other person to arrange for the solicitation of, proxies relating to or purchases of or offers to sell common shares of AuRico or securities convertible into or exchangeable or exercisable for, or representing, common shares of AuRico or act in concert or jointly with any other person for the purpose of acquiring any common shares of AuRico or securities convertible into or exchangeable or exercisable for, or representing, common shares of AuRico for the purpose of influencing the voting of common shares of AuRico or affecting the control of AuRico, other than, in the case of proxy solicitation, in support of the Proposed Transaction;

(i)	promptly notify Alamos upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement.

The Securityholder acknowledges and agrees that any Options, PSUs, RSUs and DSUs held by him or her, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he or she shall take all steps required of him or her to give effect to such treatment.

4.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Alamos that (i) no later than 10 days prior to the date of the Aurico Arrangement Meeting, the Securityholder shall duly complete and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities to be validly delivered to AuRico (or as otherwise directed on such forms) to cause the Subject Securities to be voted in favour of the Proposed Transaction, and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Alamos has been obtained or this Agreement is terminated pursuant to Section 8.1.

5.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Alamos as follows and acknowledges that Alamos is relying on such representations and warranties in connection with entering into this Agreement and the Proposed Transaction:

(a)	the Securityholder is the sole beneficial owner of the Shares, Options, PSUs, RSUs and DSUs, with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares, Options, PSUs, RSUs and DSUs, from the Securityholder or any interest therein or right thereto, except pursuant to the Proposed Transaction;

(b)	(i) the only securities of AuRico beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of AuRico or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of AuRico or any interest therein;

(c)	the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares, Options, PSUs, RSUs and DSUs (subject to the express terms of the AuRico 2013 LTIP and of any document evidencing the Award (as defined in the AuRico 2013 LTIP)) now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares, Options, PSUs, RSUs and DSUs (subject to the express terms of the AuRico 2013 LTIP and of any document evidencing the Award (as defined in the AuRico 2013 LTIP)) hereafter acquired by it;

(d)	the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)	this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation; and

(f)	the Securityholder has received the substantially final draft of the Arrangement Agreement dated April 12, 2015, and has read and fully understands such draft of the Arrangement Agreement and the transactions contemplated thereby. The Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

6.	REPRESENTATIONS AND WARRANTIES OF ALAMOS

Alamos hereby represents and warrants to the Securityholder that the execution and delivery of this Agreement by Alamos and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Alamos and is a valid and binding agreement, enforceable against Alamos in accordance with its terms, and the performance by Alamos of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Alamos will be a party and by which Alamos will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws, and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement.

7.	SECURITYHOLDER CAPACITY

Alamos hereby acknowledges that the Securityholder is entering into this Agreement only in its capacity as the beneficial owner of its respective Shares, Options, PSUs, RSUs and DSUs and that nothing in this Agreement shall in any way restrict, limit or prohibit the Securityholder from taking any action in his or her capacity as director or officer of AuRico that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of AuRico under applicable law or that is permitted by the Arrangement Agreement and any such action by the Securityholder shall not constitute a violation of this Agreement.

8.	TERMINATION

8.1	The obligations of the Securityholder and Alamos under this Agreement shall automatically terminate at the closing of the Proposed Transaction. The obligations of the Securityholder and Alamos under this Agreement:

(a)	may also be terminated at any time by mutual consent in writing of Alamos and the Securityholder; or

(b)	unless extended by mutual agreement of the Parties, shall also be terminated automatically upon the Arrangement Agreement being terminated in accordance with its terms.

8.2	If this Agreement is terminated as provided in Section 8.1, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 10, 15, 17, and 18 will survive any termination hereof pursuant to Section 8.1, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

9.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

10.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

11.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

12.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

14.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

15.	APPLICABLE LAW

(a)	This Agreement is to be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(b)	The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

16.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Alamos:

Alamos Gold Inc.

130 Adelaide Street West

Suite 2200

Toronto, Ontario

M5H 3P5

Attention: Jamie Porter

Facsimile: 416-368-2934

Email: jporter@alamos.com

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 16. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

17.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

18.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

19.	FURTHER ASSURANCES

Each of the Securityholder and Alamos will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

20.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the AuRico Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of AuRico.

21.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank]

ALAMOS GOLD INC.

By:	“John A. McCluskey”
Name: John A. McCluskey Title: President and Chief Executive Officer

[Signature Page to Alamos Voting and Support Agreement]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

70,882	Shares

125,000	Options

0	PSUs

59,102	RSUs

64,559	DSUs

[redacted]	“Alan Edwards”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Alan Edwards
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

159,035	Shares

2,158,914	Options

260,742	PSUs

0	RSUs

54,543	DSUs

[redacted]	“Scott Perry”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Scott Perry
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

843.101757	Shares

0	Options

0	PSUs

35,424	RSUs

15,181.744167	DSUs

[redacted]	“Janice Stairs”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Janice Stairs
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

17,284	Shares

100,000	Options

0	PSUs

45,249	RSUs

22,833	DSUs

[redacted]	“Joseph G. Spiteri”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Joseph G. Spiteri
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

16,945	Shares

162,050	Options

0	PSUs

45,249	RSUs

23,878	DSUs

[redacted]	“Mark Daniel”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Mark Daniel
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

156,942	Shares

125,000	Options

0	PSUs

45,249	RSUs

43,483	DSUs

[redacted]	“Richard Colterjohn”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Richard Colterjohn
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

14,903	Shares

125,000	Options

0	PSUs

45,249	RSUs

41,501	DSUs

[redacted]	“Ronald Smith”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Ronald Smith
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

18,961	Shares

162,050	Options

0	PSUs

45,249	RSUs

23,878	DSUs

[redacted]	“Patrick Downey”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Patrick Downey
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

72,628	Shares

812,212	Options

129,945	PSUs

17,030	RSUs

0	DSUs

[redacted]	“Peter MacPhail”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Peter MacPhail
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

76,971	Shares

820,895	Options

88,937	PSUs

0	RSUs

0	DSUs

[redacted]	“Robert Chausse”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Robert Chausse
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

43,805	Shares

235,000	Options

0	PSUs

19,052	RSUs

0	DSUs

[redacted]	“Chris Richter”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Chris Richter
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

52,996	Shares

315,000	Options

0	PSUs

24,656	RSUs

0	DSUs

[redacted]	“Chris Bostwick”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Chris Bostwick
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

26,513	Shares

253,500	Options

0	PSUs

18,680	RSUs

0	DSUs

[redacted]	“Charlene Milner”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Charlene Milner
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

76,628	Shares

230,000	Options

0	PSUs

23,231	RSUs

0	DSUs

[redacted]	“Luis Chavez”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Luis Chavez
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

59,471	Shares

297,750	Options

0	PSUs

21,889	RSUs

0	DSUs

[redacted]	“Christopher Rockingham”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Christopher Rockingham
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

30,663	Shares

185,000	Options

0	PSUs

16,654	RSUs

0	DSUs

[redacted]	“Anne Day”
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[redacted]	Anne Day
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[redacted]

Facsimile:

Email: